UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HPS Corporate Capital Solutions Fund
(Name of Issuer)
HPS Corporate Capital Solutions Fund
(Name of Person(s) Filing Statement)
Class I, Class D, and Class S Shares of Beneficial Interest
(Title of Securities)
442931 200, 442931 101, and 442931 309
(CUSIP Number of Securities)

Tyler Thorn
HPS Advisors, LLC
40 West 57th Street, 33rd Floor
New York, NY 10019

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda
Nathan Briggs
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
(202) 636-5500

August 10, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.    Subject Company Information.
(a)    The name of the issuer is HPS Corporate Capital Solutions Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 40 West 57th Street, 33rd Floor, New York, NY 10019 and the telephone number is 212-287-6767.
(b)    The title of the securities that are the subject of the offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and the tender offer made, thereby constitute the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”) or portions thereof. As of the close of business on June 30, 2026, there were 49,266,621 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,463,331 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of June 30, 2026.
(c)    Shares are not traded in any market.
Item 3.    Identity and Background of Filing Person.
(a)    The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. HPS Advisors, LLC (the “Adviser”) serves as the investment adviser to the Fund. The Adviser is located at 40 West 57th Street, 33rd Floor, New York, NY 10019 and its telephone number is 212-287-6767. The members of the Fund’s Board of Trustees (the “Board”) are Michael Patterson, Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore (each, a “Trustee”). The Chief Executive Officer is Michael Patterson, the President is Colbert Cannon, the Chief Financial Officer and Principal Accounting Officer is Robert Busch, the Chief Compliance Officer is Eric Smith, the Secretary is Tyler Thorn and the Assistant Secretary is Philip Lee. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)    Not applicable.
Item 4.    Terms of the Transaction.
(a)    (1)(i)    Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,463,331 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on September 4, 2026 and not withdrawn as described in Item 4(a)(1)(vi).
(ii)    The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6

“Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”). The forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.
(iii)    The Offer is scheduled to expire on September 4, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(iv)    Not applicable.
(v)    Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)    Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)    Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Transfer Agent). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
(viii)    Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(ix)    Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x)    Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.
(xi)    Not applicable.
(xii)    Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)    (2)    Not applicable.
(b)    Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the

Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.
Item 5.    Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(e)    The Fund’s Third Amended and Restated Private Placement Memorandum dated January 2026, as amended and/or supplemented from time to time (the “Private Placement Memorandum”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.    Purposes Of This Tender Offer And Plans Or Proposals.
(a)-(b)    Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)    Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.
Item 7.    Source and Amount of Funds or Other Consideration.
(a)-(b)    Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(c)    Not Applicable.

(d)    The Fund expects that the purchase price for Shares acquired pursuant to the Offer will be derived from cash flow from operations, the sale of assets, borrowings, return of capital or offering proceeds. In the event that the Fund borrows to fund purchases of Shares tendered in connection with the Offer, the Fund expects that the repayment of any such amounts borrowed will be financed from cash flow from operations, the sale of assets, borrowings, return of capital or offering proceeds.

Item 8.    Interest in Securities of the Issuer.
(a)    Based on the number of Shares outstanding as of June 30, 2026, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Michael Patterson[1]	478,182	1.0%
Colbert Cannon	4,107	*

*    Less than 1%.
1     Shares beneficially owned indirectly through various trusts in which Michael Patterson holds dispositive voting and investment power.
None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)    Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Trustees and officers of the Fund an aggregate of approximately 4,463 Shares, including the net impact of Shares issued pursuant to the Fund’s dividend reinvestment plan, for net proceeds of approximately $120,090 to the Adviser, any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser.
Item 9.    Persons/Assets Retained, Employed, Compensated or Used.
(a)    No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.    Financial Statements.
(a)    The audited annual financial statements of the Fund dated December 31, 2025 filed with the SEC on EDGAR on March 24, 2026 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b)    Not applicable.
Item 11.    Additional Information.
(a)    (1)    None.
(2)    None.
(3)    Not applicable.
(4)    None.
(5)    None.

(c)    The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12.    Exhibits.
(a)    (1) (i)    Cover Letter to Offer to Purchase and Letter of Transmittal.
(ii)    Offer to Purchase.
(iii)    Forms of Letter of Transmittal.

(iv)    Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(v)    Form of Promissory Note.
(vi)    Forms of Notice of Withdrawal of Tender.
(a)    (2)-(4)    Not applicable.

(b)    None.
(d)    Not applicable.
(g)    Not applicable.
(h)    Not applicable.
107    Filing Fee Table.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HPS CORPORATE CAPITAL SOLUTIONS FUND
By:    /s/ Robert Busch
Name:    Robert Busch
Title:    Chief Financial Officer and Principal Accounting Officer
Dated: August 10, 2026

EXHIBIT INDEX
Exhibit
(a)(1)(i)    Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)    Offer to Purchase.
(a)(1)(iii)    Forms of Letter of Transmittal.
(a)(1)(iv)    Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)    Form of Promissory Note.
(a)(1)(vi)    Forms of Notice of Withdrawal of Tender.
107    Filing Fee Table.